[JDS Uniphase Corporation Letterhead]

October 5, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	JDS Uniphase Corporation

Registration Statement on Form S-3

Filed July 25, 2005

File No. 333-126868

Ladies and Gentlemen:

JDS Uniphase Corporation (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-126868) (the “Registration Statement”) pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement covers the resale of shares of common stock of the Company received by the selling stockholders listed in the Registration Statement in connection with the merger (the “Merger”) of a wholly-owned subsidiary of the Company (the “Merger Sub”) with and into Acterna Inc., a Delaware corporation (“Acterna”). The shares of common stock of the Company received by such selling stockholders in the Merger were exempt securities pursuant to sub-section 3(a)(10) of the Securities Act. The Company filed the Registration Statement pursuant to an obligation arising under the merger agreement between the Company, Acterna, Merger Sub, and another entity. The shares of common stock covered by the Registration Statement are eligible for resale by the selling stockholders listed in the Registration Statement pursuant to Rule 145 promulgated under the Securities Act. We have been advised that the Selling Stockholders have no objection to withdrawal of the Registration Statement. The Company confirms that no securities of the Company have been sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Mike Phillips of Morrison & Foerster LLP, at 650-813-5620, or in his absence, Lior Zorea of Morrison & Foerster LLP, at 415-268-6832.

Sincerely, JDS UNIPHASE CORPORATION

By:	/s/ Christopher S. Dewees
Name:	Christopher S. Dewees
Title:	Senior Vice President and General Counsel

cc:	Mike Phillips, Esq., Morrison & Foerster LLP
Lior Zorea, Esq., Morrison & Foerster LLP